Exhibit 12.1
AXIS CAPITAL HOLDINGS LIMITED
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

Year ended December 31,	2013	2012	2011	2010	2009

Earnings: income before income taxes	$734,467	$550,528	$61,538	$895,403	$539,861
Add: fixed charges	67,944	67,898	66,185	58,010	34,061
Earnings for computation	$802,411	$618,426	$127,723	$953,413	$573,922

Assumed interest component of rent expense(1)	$8,866	$8,849	$7,163	$5,798	$4,860
Interest expense	59,078	59,049	59,022	52,212	29,201
Total fixed charges	$67,944	$67,898	$66,185	$58,010	$34,061

Ratio of earnings to fixed charges	11.8	9.1	1.9	16.4	16.8

Preferred share dividends(2)	$40,474	$38,228	$36,875	$36,875	$36,875
Total fixed charges and preferred share dividends	$108,418	$106,126	$103,060	$94,885	$70,936

Ratio of earnings to fixed charges and preferred
share dividends	7.4	5.8	1.2	10.0	8.1

(1)	33.3% represents a reasonable approximation of the interest factor.

(2)	Dividends have been tax effected at a 0% rate because it is presumed they will be funded from a Bermuda entity.